

Michael Rosenberg · 2nd

President at Payroll4Free.com LLC

Cleveland/Akron, Ohio Area · 156 connections · Contact info

Payroll4Free.com Inc

The Ohio State Univ

Experience

President
Payroll4Free.com Inc.
Jan 2013 – Present · 7 yrs 5 mos
Beachwood, Ohio

Helped build payroll service focusing on small business from start-up to almost 2,000 clients ir all 50 states.

President
Galaxy Hosted Software
Apr 2004 – Present · 16 yrs 2 mos
Beachwood, Ohio

Provide cloud software to the Long-Term Health Care Industry. Now focusing on horizontal GL, AP and Payroll, with interface to vertical suppliers such as Point-Click-Care.

Education

The Ohio State University
Bachelor of Arts (B.A.), History and Economics
1967 – 1970

Skills & Endorsements

Strategic Planning · 8

Endorsed by **3 of Michael's colleagues at Galaxy Hosted Software LLC**

New Business Development · 6

Endorsed by **2 of Michael's colleagues at Galaxy Hosted Software LLC**

Healthcare · 5

Endorsed by **3 of Michael's colleagues at Galaxy Hosted Software LLC**

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